EXHIBIT 99.5

Tantech Holdings Ltd Announces Pricing and Closing of $2.15 Million Registered Direct Offering and Private Placements

LISHUI, CHINA, MARCH 31, 2026 (PR NEWSWIRE) -- Tantech Holdings Ltd (NASDAQ: TANH) (the “Company”), a high-tech enterprise specializing in producing, researching and developing bamboo charcoal-based products, today announced the pricing and closing of a registered direct offering and concurrent private placement with certain investors. The Company issued Common Shares in a registered direct offering.In a concurrent private placement, the Company also issued to the same investors Series E Common Warrants and Series F Common Warrants. Aggregate gross proceeds to the Company from both transactions were approximately $2.15 million. The transactions closed on March 31, 2026.

The transactions consisted of the sale of 7,166,671 Common Units, each consisting of (i) one (1) Common Share, (ii) one (1) Series E Common Warrant to purchase three (3) Common Shares per warrant at an exercise price of $0.30 per share, and (iii) one (1) Series F Common Warrant to purchase three (3) Common Shares per warrant at an exercise price of $0.35 per share. The offering price per Common Unit is $0.30

Aggregate gross proceeds to the Company were approximately $2.15 million. The transactions closed on March 31, 2026. The Company expects to use the net proceeds from the offerings, together with its existing cash, for general corporate purposes and working capital.

Kaufman & Canoles, P.C. acted as U.S. counsel to the Company.

The registered direct offering was made pursuant to an effective shelf registration statement on Form F-3 (No. 333-274274) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on September 11, 2023. A final prospectus supplement and accompanying prospectus describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. The offer and sale of the securities in the private placement were made pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), in a transaction not involving a public offering in the United States, and have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The securities were offered only to non-U.S. persons as defined under Regulation S. Pursuant to a registration rights agreement with the investors, the Company has agreed to file one or more registration statements with the SEC covering the resale of the Common Shares and the shares issuable upon exercise of the Series E Common Warrants and Series F Common Warrants.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration  national, provincial, and municipal honors and awards for its products and R&D achievements. For more information, please visit: https://tanhtech.com

1

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Tantech Holdings Ltd.

Investor Relations

Phone: +86 (578) 226-2305

Email: ir@tantech.cn

2